TRAVELMATE ROBOTICS

2019 Report

Dear investors,

Thank you so much for supporting our project! We are incredibly happy to have you on our team and we hope to continue working with you. This is a short update, because it is part of an annual filing for regulation CF campaigns. We hope all of you stay safe and we will get through this together! Our company has enough resources at the moment.

We will let you know of any situational change that occurs. The travel industry is deeply affected by the COVID pandemic, but it has not affected us as much because we have a backlog of orders. We need to fulfill existing orders and then get through people who want to buy our robots, before we have to worry about demand. We're focused on developing medical equipment robots and have decided to stop all development on the autonomous golf trolley for the time being. This is so that our time is spent productively in the current environment.

We need your help!

We appreciate your continued support for our project. We will continue to provide regular updates on our campaign. For now, we are working on scaling up production with our suppliers. We are also working on a medical assistant robot called Travelmate RNA (Robot Nurse Assistant). You can find out more about that here: https://travelmaterobotics.com/travelmaterna2/

Sincerely,

Maximillian Kovtun

President

Our Mission

We want to be the leader in consumer robotics.

See our full profile

How did we do this year?

Report Card

B+

The Good

We successfully raised funds through Wefunder and Fundable! We've got a lot of wonderful new investors as part of our company.

Our company has been scaling up manufacturing, despite the initial set back of supply chains being disrupted due to the pandemic

New features have been added to our robots and we are working on robots for medical settings.

The Bad

The COVID 19 pandemic initially disrupted our supply chain

We are working from home and self isolating to lessen the spread of the pandemic.

2020 as a whole has been an interesting year.

2019 At a Glance

January 1 to December 31

$0
Revenue

$397,644
Net Profit

$998,645 +2%
Short Term Debt

$635,594
Raised in 2019

$418,429
Cash on Hand
As of 12/31/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make a robotic assistant and self moving suitcase called Travelmate.

We want to be the leader in consumer robotics.

Milestones

Travelmate Robotics Inc. was incorporated in the State of Nevada in July 2016.

Since then, we have:

- 1 billion+ potential market for consumer robotics.
- Only robotic suitcase compliant with all airline regulations.
- Patented robot assistant and proprietary movement system.
- Awarded Best Product at the 2018 Travel Goods Show.
- Over three thousand articles have been written about Travelmate Robotics as well as numerous accolades and glowing reviews.
- A proprietary movement system that connects to all smartphones.

Historical Results of Operations

Our company was organized in July 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $435,869, including $435,869 in cash. As of December 31, 2018, the Company had $45,971 in total assets, including $17,459 in cash.
- *Net Income.* The Company has had net income of $397,644 and net losses of $315,438 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $998,645 for the fiscal year ended December 31, 2019 and $979,414 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $115,967 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Travelmate Robotics Inc. cash in hand is $418,428.78, as of December 2019. Over the last three months, revenues have averaged $10,000/month, cost of goods sold has averaged $5,000/month, and operational expenses have averaged $12,000/month, for an average burn rate of $7,000 per month. Our intent is to be profitable in 3 months.

We are scaling up manufacturing because of a successful wefunder raise. The current pandemic has affected the supply chain and has had an outsize affect on the travel industry. However, we have been able to scale up within our deadlines. We are working on medical equipment robots and are looking at other ways to help people in this time of crisis.

Our strategy is straight forward. We will purchase the necessary equipment for manufacturing, including necessary injection molds, long lead time inventory, and assembly equipment. We also require proprietary testing equipment which will allow us to check units on a much quicker basis.

We plan to scale up manufacturing gradually. From 5,000 units per month to 100,000 units per month within a period of one year. We have other potential investor opportunities that we can explore.

Yes, we have interested investors who can provide additional capital. Since the end of the fiscal year, we have attained additional capital.

Net Margin: Inf% **Gross Margin: -Inf%** **Return on Assets: 91%** **Earnings per Share: $49,705.50** **Revenue per Employee: $0**

Cash to Assets: 100% **Revenue to Receivables: ~** **Debt Ratio: 229%**

Travelmate_Robotics_FS_Dec_31__2018___2017.pdf

Travelmate_Robotics_Inc._Financial_Statements-_2019_v4.pdf

We ❤ Our
896 Investors

Thank You For Believing In Us

Steven Smith
Krishna Mohan Gummalla
Vincenzo Guglielmi
Anh Nguyen
Pradeep Varma
Anthony Albino
Winton Carroll Berry
Rob Britton
Desiree Vincent
Armando Pena
Guy Ward
Dominique Tarnowski
Clinton Noel Foster, SR
Windy May Simmons
Justin Bean
Patrick O'Brien Boling
Frederick Taylor
Allen Forkell
Jimmy Harrison
Tim Snyder
Peter Rousseau
Paul Farrell Trione
Pradeep Ramadasan
Asfa Taitt
Patresha Pearson
Ed Strasbourger
Baron Huntington
Rops Previl
Kennedy Thibou
Yunus Olomi
Jonathan Footman
Harold Israel
Kevin Farrell
Taylor Yunis
Lance Keast
Justin DaRosa
David Lanfair
Brian Bernier
Mark Bly
Venita R Penel
William C. Cooley
Arlene Brunk
Paul Varkey
Garrison Adomian
Aaron Kirby Ricks
Andrew Page
Jimmy Lee Perry
Dann J Douglas
William Blake Bolling
William Brown
Sarah Musselman
Ramesh Thalli
Vicki Siedlecki
Gurpreet Singh
Dorothy Parkins
Michael Menard
Kimberly Kruzel
Frank J IMBARO
Doris Homeyer
Shari Stern
Bernard R Golden
Miguel Cruz
Sharon Schechter

Paula Myers Waterman
Joel Kaatz
Venoodhar Reddy
Rachel Pauline Domingo
Will Lerner
Dotun Kenny Akinwale
Brian Kight
Johnathan Maverick
Ali Radhi
Steef Van Winkel
Shaeda Bhagan
Manorama S Gupta
Patrick Baron
Dao Tran
David Mboh
Abereham Wodajie
Claire Phelps
Laurie Pagano
Paul Saiz
Pota Bouvaire Johnson
Betty Jane Ayers
Sam AWAD
Val Spiridonov
David Campbell
Justin Keith Reeger
Jeff Braisted
Louise Kross
Max West
Pavel Ledyan
Warren Knights
Peggy VanDeren
Matt Armstrong
Christy Lee Steinert
Karen Owsley
Bobby Watkinson
Chris Brouette
Doreen Knott
Moussit Noradoukian
Henry Wright
Ericka Battle
Monica Silva
Jeff Braisted
Manjunath Shivanna
Erique Collins
Howard Ian Erlank
Nicholas C BORTON
Angel Investments
Geronimo P Noblejas
Cassius JOHNSON
Lorene Kim
Kenneth Strong
Mark KING
Anjanee Hiralall
Swagat Goswami
Tom Rafferty
Kim Carter
Marilyn Curran
David G McEwan
Wayne Simmons
Glenadine Noste
Danae Mora
Erique Collins
Lisa Robin Morales

Amir Marashi
Saad ALSOGAIR
Jim Wilhite
Niki Moyer
Alexander Clarence McInt...
Stephen S Taylor
Christy Gray
Milad Keshavarz
Alysha Rouillard
Gurdish Gill
Kameshwara Mummadav...
Celio Vasquez
Mehran Moallempour
Bernard Lenczner
Jeremy Wagner
Mildred Melendez
Basavaraj Walikar
Janae Biernacki
Ronald Wilkins
Kevin Brown
Berisimo A Scheffer
Matthew Rayner
Paul Washington
Arlene Brunk
Moon Moon
Nirmal (Neal) Prasad
Stephen Anagnostos
Tracy N Tony
Orapin Bailey
Eileen Rhodes
Sulaimon Shotonwa
Diana Lechin
Mike Cross
Christopher Kulow
Azam DEBIDIN
Mary Brown
John A REGIS
Steve Freed
Jeffrey Sinko
Roger Chan
Lidia Amariei
Peter Torre
Asafft Abdo
Channa Obeyesekere
Wendy Nichols
Joseph M. Jones
Marion Johnson
Allison Reaves
David Alexander
Tony Allen
Joseph Stevens
Anthony Paul Mendoza
Hayden Debi
Dwight & Sharon Austin
Angel R Martinez
Kathleen K Meyer
Elese Bardenhagen
Ronald W. Allen
Paul Forbang
Elma Calasara
Isaac Donkor
George AWAD
Jake St. John

Thamer Fahad AlSaeed
Ty Pugh
Kurt Huggins
Kalley Powell
Daniel H. C. Jeong
Matthew Rayner
Sheila Henriques
Jon Doe
Raul Rodriguez
Andre Harrell
Walter Fyler
Amit Malhan
Lisa P. Peacock
Fahad Hamed Buqammaz
Scotlyn O'Daniel
Tre Baker
Kurt Grela
Daniel D Magniza Jr.
Ahilan Subramaniam
Andrei Shindyapin
Gautam Panikulangara
Daniel H. C. Jeong
Maximillian Kovtun
Jonathan Blose
James George
Monica C. Ahumada Heen
David Prorok
Ernst Decoster
Wilbert Hogan
Elizabeth Mahon Mulhern
Britt Alexandria Bird
Mimi Camarata
Cameron Brown
Christopher Kulow
Ernst Decoster
William A WHEELER
Tracy Davis
Justin Wing
Kathleen Davis
Eric Turner
Randolph Wright
Nirmal (Neal) Prasad
Evan Simpson
Joseph Cowle
Lisa Anglin
David P Money
Mahreen Agha
Alex Lebon
David Montross
Shawn Gore
Soledad Lee
Sandra L. Waskewicz
Elvia Deans
Leila Mirza
Manas Mahani
Scott Alan Harwick
Mary Lynn
Alfonso Diaz
Maddie Wolfe
Michael Stillwell
Bryan Lewis
Terry Lee Leege
James Evans

John Barry Bowen
Shaji Zohir
David Gillie
Nolan Hodges
Kelly Whitaker
Thomas Smith
Bryan Amenta
David Wolfe
Benry Philias
Jennifer Bond
Elvis Edinge
Etoy Ridgnal Tharpe
Dean Ponak
Kevin Aikens
Dotun Kenny Akinwale
Bryan Saint-Louis
Lyle Notice
Shawn Mcnerney
Kevin Zuber
Mark A Miller SR
Joe Leigh Bacon
Paula Myers Waterman
Kyle Thompson
Mitzi Bokolas
Kevin Klein
Peter Torre
Gary Jones
Stelanie Lu Vetta Marshall
Suresh Goel
Valentin Iordache
Kevin James
Avinash Agarwal
Mike Massimino
Randy Cumes
Jonathan Blose
Enoch Needham
Kimberly Spoken
Bryan Garcia
Dewayne Ramdial
Tommie Richardson
Robert Soles
Walter Robinson
Loryn Higgins
Lawanda Marrero
Gary Kinnecom
Michael Light
Lucille Campbell Stewart
Mathias Fobi
Bryan Reed
Raymond James Jackson
Kiranmayi Komati
Jim Thompson
Janet Stang
Brad Davis
Edward Luci
Leon Cumberbatch
Brian Feser
Bobby Mumford
Andre' P. Fournier
Kerran Beavis
Rodney Scott
Joseph M. Jones
Kate Sweeney

Frank Palazzolo
Madhava Chirra
Tim Naughton
Brent Stephney
Joyce Ford
Latonya DUDLEY
Steve P
Debra Dotson
Mojgan Skelton
Dawn H. Bostick
Trashelle Jones
Michael Lunsford
William Sells
Erick G Suarez Nunez
Krishna Mohan Gummalla
Sparkle Williams
Craig Vom Lehn
David Carrillo
Preston Lyons
Dorian Sullivan
La Rue Brown
Joel Kaatz
Sunil Krishnan
Marianne Morcos
Walter Robinson
Barbara Smith
Margaret S. Ford
David Davis
Marquce Robinson
Anthony Bruce
Gladys Chisholm
Ronald Marriott
Jerome HAYES
Jeffrey Brown
Vonda La More Anderson
Melissa E Yardy
William Koon
Michael Tucker
Anothai Polo
Brian Williams
Anthony Armstrong
Melissa E Yardy
Anthony Stoffo
George AWAD
Olusegun DANIEL
Chima Agbam
Sung C. Cha
Antonio Gonzalez
Frederick Wick
Lew Hope
David Duane Lewis
Christopher Bradford
Billy J Robinson
Koyo Masore
Shana Sharp
Connie F BALLARD
Kellie Authement
Jameson Waltz
Sharon Cole
Melissa Merriweather
Felicia Lane
Ted Huynh
Jennifer Picciano

Jeff Lazcano
Anderson Tan
Dewayne Higgs
Melvin Kasanrokijat
Peter Ross
Kenneth Buel
Terrance Montgomery
Dale Keith STANDEN
Edelbrando Canuto
William Walker
Gulnara Abasova
Tanya Bolden
Susan C. Flynn
Nita Varia
Bruce Younts
John Riccio Jr
Neelofer KHAN
Michael Chang
Lawrence Eugene Samson
Jason T. Andrew
Dr. Ala M Shaqra
Valery Grabovetsky
Ellen Kirsh
Larissa Melnyk
Nina Rossetti
Corbett Kroehler
Muthuswamy Sankarapan...
Chirag Bhatia
Izzat Qazi
Charles W. Murdaugh
Ronald Green
Jeffrey Jerome Hogan
Greg Lansberry
Pathikrit Mukherjee
Robert Reynolds
Corel Bailey
Kenyar Underwood
Rhett Asher
Garry Loken
Deka Gabriel
Patresha Pearson
Ryan Moniz
Okwudili C Amaechi
Malcolm Oglesby
Dorothy Parkins
Ravindran Jesuthasan
Borilav Kirilov
Samila Faizi
Augustine Ojo
Martin Royalton-Kisch
Victoria Sanders
Howard Bennett
Marshall J Field
Wayne C Dees
John Danesi
Philemon Strahm
Maulin Patel
Bob Fleming
Peter Schipper
Anthony Jalbert
Magdalena Reyes
Sam Eilish
David Doernbach

David Andrew Combs
Ju Cao
Joseph C Kim
Gertrude Denk
Prodromos Lazarou
Cole Houston
Darren Potts
Samuel W Jackson
Michael Sanderson
Christopher Fast
Cotea Andrei Valentin
Frank Pearce
Lisa M. Spencer
Ragi Edde
Randall Hall
Kisseva Price
Benjamin Torrese
Geoffrey Ashman
Ugonma Kalu
Chris Beamon
Steven NGUYEN
Osvaldo Freire Fonseca
Thomas Nguyen
Raymond Prato
Gil Lyon
Kasia Webley
Guido Mosca
David Eric Arrowsmith
James SEJJENGO
Jesus Soto
Denise Barnes
Clayton Dolan
Troy DaCosta
William Tucker III
Alfred Edwards
Antoinette Scott
Morena G HAUSER
Robert R RIPPEON
Andy Kocharian
Vito Dragonetti
Ron Myers
Glenn Gela
Dwight Kirkham
Derrek Grunfelder-McCrank
Charles L Roseboro
Bernoune Fils Guerrier
Femi Daramola
Jennifer Elswick
Pedro Dunn
Neal Andrus
Diane Sheehan
Kapani Elaisa
Maxim Gayl
Norinari Yamamoto
Timothy Bishop
Rakesh Patel
Perry Dusch
Aaron Dobson
Mary Colbert
Amanda Cheatom
Gail Lam
Matthew Brown
Wai Hoo Kong
Martin Castaneda
Vincent Novak
A. Esono Nsang
Felipe Ferreira
Everett Lindsey
Adimchi Onyenadum
Vinicio Liquey
Charmaine Nalty
Zahida Khan
Wende Malik
Vito Dragonetti
Todd Soard
Bruce Zakee Rasheed
William CLEMENS
Deviprasad Mulluru
John McEwan
Craig Johnson
Richard Kuhnert
Emmanuel Ebot
Ma Mina S. Nelson
Walter Lewis
Stephen H Mills
John Pardee
Tina Coble
Kooffreh Bassey KOOFF...
Mira Kracke
Rhizza Adams
Andrew Brown
Antonio Cappella
Roosevelt Scott
David Muthike
Francis Mazzanti
Rosario Hubbell
Alfred R.Lacy
Nils Hahnfeld
Charline Henyard
Joan Worobec
Carol Fullerton
Joanne Russell
Samuel Yimamu
Anastasiia Holoiad
Jake St. John
Janice Williams
Clayton C Gorton
Suesan Potes
Zakaria Abyaa
Michael Johnson
Artjoms Mosejevs
Anthony Keith
Robert Porter
Adil Ansari
Harbinder Gill
Mark Kreisberg
Ward Roban
Janel Golden
Walter Mellor
Abraham Hernandez Ro...
Robert Forcier
Mark Anderson
Ismael Toribio
Keith Andrews
Jorge Vargas
Gloria Boggs
Siva Jonnala
Lynn Francis
Tim Cronin
Rocco F Turso JR
Shiori Williams
Albert MILLER
Simon Skowronski
Karolyn Son
Mark Meredith
Paul Camp
Julio Castellan
Thomas Dennison
Sheri Harbison
Morgan Learnard
Robert Paul Meier
Kyle Miller
Ric S Kolluri
Greg Rowley
Jason Flint
Gavin Woodworth
Ntale Lukama
Tung Nguyen
Ralph Kline
Naohide HIRASAWA
Purvish Mehta
Sumanth Jewlikar
Keith Manns
Rowena Macintyre
Viet Nguyen
Denis Poyerd
Lyle Slater
Anilkumar Patel
Rick Nester
Mary Hennessy
Murugan Ramanathan
Marc Stephen Johannes
Abelardo Garcia Jr.
Robin Watterson
Amy Neufeld
R. Thorne
Novalis Garrido
Timothy Gallup
Steven Kramer
Novlette Coote
Kelvin Cox
Sachin Vyas
Dhanji Hirani
Diane Plotkin
Akeem Derek Moonesar
David Sherwood
Tamada Culverson
Michael Morris
Jay Mitchell
Awni Abdelsayed
Anthony Joseph Della Sala
Stephen Schmitt
Francisco Sauceda Jr
Darshanan Hiralall
Mohamed Sabir Siyaji
Capatoria Wilson
Wilson Legacy Investmen...
Chemere Bekele
Brian Didsbury
Enrique De La Calle
Yoseph Rinaldi Sugiarto
Tricia Sattar
Joe Marek
Samik Patel
Jonathan Adams
Dmitriy Kustov
Davender Bhardwaj
Asher Weiss
Arvin M. Rhodes
Eufred Houndegla
Ryan Pfeifer
James Ng
Meet Vaghani
Larin M Lazar
Wai Hoo Kong
James Willingham
Sabatino De Santis
Franklin E. Powers, Jr.
Anthony Cafaro
Jeffrey Gilbert Miller
Christian Vollmuth
Julie Tyler
Crisanto Gamboa
Floyd Ivy
Ronald Fredey
Hyacinth McFarlane
Scott Adams
James Powell
Dorinda D Mununura
Cye Denis
Mari Olomi
Lawonda D. Roberts
Matthew Rosenbaum
Dr. Michael J. Sabat
Anthony MacFarland
Maricela Higgins
Patricia Bourgeois
Amanda Gibbs
Carl Russo
Ron Hunter
Azucena Leigh
Judith D. Maack
Linda Hagen
Dale Kerr
Tee Makina
Melvin L Watkins
Errol Senior
Ludwig Malek
Allen Hardy
Arlene Eckert
Frederick Farrel
Mayank Patel
Laura Van Vleet
Tracey M Gann
Praveen Kumar R Thimma...
Alexandra Von Stade
Nadine Phillips
Rajash G Bhakta
Andrew Ferguson
Chelsea McNeill
Jayesh C Shukla
Nur HazirahAhmad
Dj Akinwale
Nelson Rocheleau
Vilen Torosyan
Jelili APALARA
Hector Martinez
Juan Yon
David Goodin
James Ng
Lifeanyi UCHE
Arnold TURTZ
Frantz PetitFrere
Hope Hall
Chris Villareal
Paul Sciortino
Kimberlyn Sayles
Amit Shukla
Pawan Gogad
Joe Marek
Momo Enoch Emmanuel ...
Michael Cupp
Jason Missakian
Brad Tanner
Kyle Pontello
Michael L. Younger
Antonio Thomas
Michael Mucher
Glovelle Pratt
Alan Serikawa
Dolores Fort
Himaja Banthikatla
Aubrey Massias
Simpson Brown
Darrell Phillips
Lj Van Den Heever
N IRA J Kumar VERMA
Abdulmajeed Alhuwaymil
Elwood Matthews
Inbar Shahar
Douglas E. Lopez
Chad Eberhart
Dana VIOLETTE
Maria Loaiza Gamino
George Pham
David Evans
Aussie Made Curtains
Dave Pschak
James Ford
Jordan Coleman
Brian Augenstein
Paul Boyer
Walter Hooser
Sherman Hollins
Augusto Belo
George E. Brown
Lindsey Loving
Meream Awad
Donare Bennett
Theodore Crawford
Michelle Laramee
Brenna Tanner
Samson Dufegha
Chikanele D Orukwowu Sr
Rekha Anupati
Onyebuchi Iyase
Jay Patel
Christopher McCormick
Genevieve Johnson
Oleg Uglunts
Todd Wagner
Michael Joseph
Bruce Zakee Rasheed
Adimchi Onyenadum
David Andrew Combs
Vincent Novak
Martin Wagner
Deepak Suri
Joe Tawil
Rocco F Turso JR
Jonathan Adams
Lucious Jones
Jose Reynoso Jr
Patrick Bradford
Eugene Bolton
Hiram Wong
Lewis Pehrson
John Brooks
Dean Schear
Mo Mo
Michael Teske
Andrew Neely Sr.
Sylvie Graham
Robert Wood
Sam Simmons
Emmanuel Solomon
Bruce Ellis
Jeremy Dutton
Dave Dobrich
James L. Wolfrey
Jesse Medina
Brett Biddle
Yuliang Liu
Evangelina Ramos
Kimberly Bess
Deborah Hughes
Will Williamson
Rodney Brown
Halbert C Snider
Linda D. Smith
Thomas A Baker
Matt McLellan
Anthony Russo
Morgan Learnard
David Tiber
J. Katz
Vladimir Bojcev
Joseph Broschowitz
Brad Tanner
Brook Patterson
Jonathon Marshall
Brenda Prance
Michael Parker
Justin Maretta Huntington
Melanie Seabrook
Prem Sangraula
Neil Leimkuehler
William Vincent Miller Sr
Jose Calderon
Edward DeCrenza
Laura A. Woods
Martin Krins
Handers M
Melanie Markarian
Kaylah GILBERT-DUHART
Kyle Dahl
Bobby F Magee
John A Moreland III
Christopher Fast
Zakaria Abyaa
Peter Gotlind
David Goodin
Michele Martinelli
Melchor Ancheta
Gloria Su
Robert Bashor
Randall Tipton
Tory Ford
Jody J Franzen
James Ford
Marquis T. Woods
Ken Cuaderno
Lynn Francis
Jorge Sanchez
Praxede Jayatilleke
Robert Shields
Rishi Jain
Ugonma Kalu
Elvis Ricardo
Jane Razak
Russell Smith
Amaechi George Ozor
Joseph Oseghale
Avrohom Heimowitz
Carson Cox
Alan Farrar
Matthew Menard
Guy Haskins
Michael J Sowards
Kareem H Neveau
Stephen Mostecak
Raja Mallepeddi
Kelli Edmond
Richard M. Hoefflin
Waiel Ali
Heather Joy Wilson
Gaylord Fines
Paul Ferrell
Thomas Dennison
Thomas Burroughs
Paresh G Vallabh
Firas Abdeljawad
Joe Neuman
Lucious Jones
Lawrence Copeland III
Mouhanad Kheder
Arlene J Turso
Willie Carnel Irby
Moreen Myers
Sheila Key
Vickie Burkhalter
Charles Brandon Blair
Kai Yeung
Paul R BATES
Keeshan Williams
Mona Langford
Thamer AlGhamdi
Luba Julian
Rebecca Harrison
Hj Jr. & Cynthia Duhart
Josh Mumford
Cotea Andrei Valentin
Sudipta Nandy
Larin M Lazar
Zakaria Abyaa

Thank You!

From the Travelmate Robotics Team


RoboSEA
MOMENT
TRAVELMATE ROBOTICS

Maximillian Kovtun
President

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Leonid Kovtun	Director @ Travelmate Robotics	2016
Taras Yermakov	Vice President @ Travelmate Robotics	2016
Maximillian Kovtun	President @ Travelmate Robotics Inc	2016

Officers

OFFICER	TITLE	JOINED
Maximillian Kovtun	President Vice President Secretary Treasurer	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Leonid Kovtun	1,912,500 Class A	25.5%
Leonid Ryzhenko	2,600,000 Class B Stock	25.5%
Taras Yermakov	1,500,000 Class A and Class B	20.0%
Maximillian Kovtun	1,915,778 Class A and Class B	25.5%

Past Equity Fundraises

None.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Maximillian Kovtun	10/20/2017	$42,930	$42,930	0.0%	01/21/2023	Yes
Maximillian Kovtun	07/10/2018	$73,037	$73,037	0.0%	01/21/2023	Yes

Related Party Transactions

Name	Maximillian Kovtun
Amount Invested	$73,037
Transaction type	Loan
Issued	07/10/2018
Outstanding principal plus interest	$73,037 as of 05/2019
Interest	0.0 per annum
Maturity	01/21/2023
Outstanding	Yes
Current with payments	Yes
Relationship	President

Loan I gave to the company with 0% interest.

Name	Maximillian Kovtun
Amount Invested	$42,930
Transaction type	Loan
Issued	10/20/2017
Outstanding principal plus interest	$42,930 as of 05/2019
Interest	0.0 per annum
Maturity	01/21/2023
Outstanding	Yes
Current with payments	Yes
Relationship	President

Loan I gave to the company with 0% interest.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A	7,500,000	7,500,000	Yes
Class B	2,500,000	1,500,000	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of SAFE Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Travelmate Robotics Inc.

- Nevada Corporation
- Organized July 2016
- 26 employees

City Central Place 400 S. 4th Street
Las Vegas NV 89101

https://travelmaterobotics.com

Business Description

Refer to the Travelmate Robotics profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Travelmate Robotics is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/travelmaterobotics/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*